EXHIBIT 3.2

NORTH SHORE GAS COMPANY

Amendment to the By-Laws

On August 1, 2002, the Board of Directors of North Shore Gas Company adopted a resolution amending the By-Laws of the company. Pursuant to the amendments all references to Vice Chairman were deleted from Sections 2.2, 2.3, 2.8, 3.3, 3.5, 4.1, 4.2, 4.4-4.10, 6.1, 7.1 and 7.2 of the By-Laws and Sections 3.1 of the By-Laws was amended to reduce the number of directors from six to five.